June 12, 2025

VIA E-mail

Jane Trust
Franklin Templeton
1 Madison Avenue, 17th Floor
New York, New York 10010


Re: Western Asset Municipal High Income Fund Inc. (the "Fund")
File Nos. 811-05497; 333-287133


Dear Ms. Trust:

We have reviewed the registration statement on Form N-2 filed May 9, 2025, with the Commission on behalf of the Fund (the "Registration Statement"). Our comments are set forth below. Please consider a comment made with respect to one section applicable to similar disclosure elsewhere in the Registration Statement. All capitalized terms not otherwise defined herein have the meaning given to them in the Registration Statement.

General

1. Please either confirm that any rights offering will not involve arrangements among the Fund, any underwriters, and/or any broker dealers or that FINRA will review any proposed underwriting terms and other arrangements for a transaction described in the Registration Statement and will issue a 'no objections' letter in advance of your offering.


Prospectus


Cover

2. In *Investment Strategies*, the disclosure states "The Fund may hold securities or use investment techniques that provide for payments based or 'derived' from the performance of an underlying asset, index or other economic benchmark." Please disclose the securities and/or investment techniques referenced in this disclosure that are principal strategies of the Fund. Regarding these strategies, please provide a cross-reference in accordance with Item 1.1.j. of Form N-2, as appropriate. Please also consider if the use of inverse floating rate securities and tender option bonds should be disclosed in accordance with Item 1.1.j.

3. In *Offering*, the disclosure in the first line of the second paragraph indicates the Fund may sell its securities through "agents" that the Fund may "designate from time to time". Please explain to us who the "agents" referred to in the disclosure are, what they do and how they are compensated. Please also explain to us the distinction between agents and underwriters/dealers and if the Fund would monitor the activities of the agents.

Prospectus Summary

Investment Objectives and Strategies (page 1)

4. The Fund's most recent Form N-CSR states "Exposure to higher risk (beta) revenue-backed municipal securities contributed to performance." If these securities are principal investments of the Fund, disclose so in this section and consider disclosing the types of projects and their revenue streams. Please also include any additional risk disclosure needed to address the risks unique to these securities.

5. In the next paragraph on page 2, the disclosure states "The Fund may enter into tender option bond ("TOB") transactions and may invest in inverse floating rate instruments issued in TOB transactions." Please explain in the disclosure what tender option bonds and inverse floating rate instruments are.

6. The disclosure in the penultimate paragraph on page 2 refers to "when-issued municipal obligations." The following paragraph refers to "stand-by commitments." Please explain in the disclosure what each of these terms mean.

Special Principal Risk Considerations (page 6)

7. In *Interest Rate Risk*, please clarify that interest rate risk differs for fixed, floating and variable rate instruments (*e.g.*, the risk of increased defaults for variable/adjustable obligations if interest rates rise).

8. On page 11, the disclosure includes "short sales risk". Please disclose the use of short sales in *Investment Objectives and Strategies* and explain how the Fund may use short sales towards meeting its objective. If accurate, disclose here that to the extent that the Fund utilizes these strategies the Fund could generate taxable income and gains. *See also* comment 14.

9. In this section, consider disclosure of any risks related to financial pressures on state and local governments and those associated with the jurisdictions or sectors in which the Fund focuses its investments (*e.g.*, Illinois, New York, transportation, health care).

10. Consider disclosing risks associated with zero coupon instruments and municipal lease obligations.

Risks

11. In *Inverse Floating Rate Securities and TOBs Risk*, the disclosure states "Typically, inverse floating rate securities represent beneficial interests in a special purpose trust …formed…for the purpose of holding municipal bonds purchased from the Fund or from another third party." Please explain to us what the phrase "another third party" refers to – who they are and what is the nature of these parties?

Summary of Fund Expenses

12. Disclosure on the Cover and throughout the Registration Statement states "The Fund may not borrow money, except for temporary or emergency purposes, and then not in amounts that are greater than 15% of total assets (including the amount borrowed)." The Annual Expenses Table includes a line item for Borrowed Funds in the Fee Table. Additionally, disclosure in footnote 7 states "The Fund may enter into tender option bond…transactions and may invest in inverse floating rate instruments…," and that the costs associated with these transactions are "recognized as an interest expense of the Fund's." Please reconcile the apparent inconsistencies and in correspondence explain what is and is not included under Interest Payment on Borrowed Funds in the Fee Table.

Preliminary Prospectus Supplement

13. On page S-21, *Table of Fees and Expenses*, please conform this table to the one in *Summary of Fund Expenses* on page 17 of the prospectus.

Statement of Additional Information

14. In *Investment Restrictions*, on page 1, #5 states the Fund may not "Sell securities short…." On page 11, in *Sort Sales Risk*, the disclosure states "To the extent the Fund makes use of short sales for investment and/or risk management purposes…." Similarly, on page 23 of the SAI, the disclosure states "The Fund may seek to hedge investments or realize additional gains through short sales." Please reconcile these inconsistencies.

Part C: Other Information

15. It appears that the Fund's Articles of Incorporation were filed prior to EGDAR becoming operational. Please update the filing of the full Articles of Incorporation so they may be accessible on the system.

16. In the *Fourth Amended and Restated By-Laws*, please revise Article VIII, *Exclusive Forum for Certain Litigation*, to state that this provision does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the prospectus the provision and corresponding risks of such a provision even as to non-federal securities law claims (*e.g.*, that shareholders may have to bring suit in an

inconvenient and less favorable forum) and that the provision does not apply to claims arising under the federal securities laws.

*   *   *   *   *   *   *   *

A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

We remind you that the Fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions regarding this letter, please contact me at (202) 551-6779 or Rossottok@sec.gov.

Sincerely,

/s/ Karen Rossotto

Karen Rossotto
Senior Counsel

cc: David W. Blass, Esq., Ryan P. Brizek, Esq., Debra Sutter, Esq., Simpson Thacher & Bartlett LLP
Andrea Ottomanelli Magovern, Assistant Director
Jay Williamson, Branch Chief
David Manion, Staff Accountant